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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           DELTA GALIL INDUSTRIES LTD.
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                                (Name of Issuer)

                                 ORDINARY SHARES
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                         (Title of Class of Securities)

                                      NONE
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                                 (CUSIP Number)

                                MARCH 22, 1999/(1)/
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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--------------------------------------------------------------------------------
 1. Names of Reporting Persons/I.R.S. Identification Nos.
    of above persons (entities only).

     SARA LEE INTERNATIONAL CORPORATION, 36-3026114
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2.  Check the Appropriate Box if a Member
    of a Group (See Instructions)                                      (a) [_]

                                                                       (b) [X]
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3.  SEC Use Only

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4.  Citizenship or Place of Organization

         STATE OF DELAWARE
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   Number of              5. Sole Voting Power                  4,256,537
    Shares                ------------------------------------------------------
                          6. Shared Voting Power                0
  Beneficially            ------------------------------------------------------
    Owned by              7. Sole Dispositive Power             4,256,537
     Each                 ------------------------------------------------------
   Reporting              8. Shared Dispositive Power           0
  Person With
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9.        Aggregate Amount Beneficially Owned by Each Reporting Person.
                       4,256,537(2)
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10.       Check if the Aggregate Amount in Row (9)
          Excludes Certain Shares (See Instructions)  X/(2)/
--------------------------------------------------------------------------------
11.       Percent of Class Represented by Amount in Row (9)
                   23.3%/(3)/
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12.       Type of Reporting Person (See Instructions) CO

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Item 1.

          (a)  Name of Issuer     DELTA GALIL INDUSTRIES LTD.

          (b)  Address of Issuer's Principal Executive Offices
                   2 KAUFMAN STREET, TEL AVIV 68012, ISRAEL

Item 2.

          (a)  Name of Person Filing     SARA LEE INTERNATIONAL CORPORATION


          (b)  Address of Principal Business Office or, if none, Residence

                         103 SPRINGER BUILDING, 3411 SILVERSIDE ROAD,
                         WILMINGTON, DELAWARE 19890

          (c)  Citizenship     DELAWARE

          (d)  Title of Class of Securities     ORDINARY SHARES

          (e)  CUSIP Number     NONE

Item 3. If this statement is filed pursuant to (S)(S) 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


          (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

          (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

          (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

          (e) [ ] An investment adviser in accordance with (S) 240.13d-1(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with
                  (S) 240.13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with (S) 240.13d-1(b)(1)(ii)(G);

          (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

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          (j)  [ ] Group, in accordance with (S) 240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)  Amount beneficially owned: 4,256,537/(2)/

          (b)  Percent of class: 23.3%/(3)/

          (c)  Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote                  4,256,537

               (ii)  Shared power to vote or to direct the vote                        0

               (iii) Sole power to dispose or to direct the disposition of     4,256,537

               (iv)  Shared power to dispose or to direct the disposition of           0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see (S) 240.13d3(d)(1).

Item 5.   Ownership of Five Percent or Less of a Class

              NOT APPLICABLE

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

              NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

              NOT APPLICABLE

Item 8.   Identification and Classification of Members of the Group

              NOT APPLICABLE

Item 9.   Notice of Dissolution of Group

              NOT APPLICABLE

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Item 10.  Certification

               NOT APPLICABLE

/(1)/ On March 22, 1999, the registration of Delta Galil Industries Ltd. ("Delta
     Galil") ordinary shares was declared effective under Section 12(g) of the Securities Exchange Act of 1934, as amended. The ordinary shares of Delta Galil owned by Sara Lee International Corporation as to which this Schedule 13G relates were originally acquired by Sara Lee International Corporation between 1988 and 1994.

/(2)/ Dov Lautman, the Chairman of the Board of Directors of Delta Galil, and two companies through which he holds shares in Delta Galil, N.D.R.L. Investments (1998) Ltd. and Nichsei Adinoam Ltd. (collectively, the "Lautman Group"), have a shareholders agreement with Sara Lee International Corporation and Sara Lee Corporation (the ultimate parent company of Sara Lee International Corporation).

          The shareholders agreement provides, among other things, that:

          . Sara Lee International Corporation is entitled to nominate 30% of the members of Delta Galil's board of directors, excluding independent directors, with fractions rounded up to the next whole number, and Mr. Lautman is entitled to nominate the remainder of the members of the board, excluding independent directors;

          . Delta Galil may not issue, allot or grant options over or conversion rights into its unissued share capital without the prior consent of Sara Lee International Corporation unless as part of a pro rata distribution of fully paid up bonus shares; and

          . New appointments of a chief executive officer of Delta Galil shall require the consent of Sara Lee International Corporation.

     In addition, the Lautman Group and Sara Lee International Corporation each granted the other a right to purchase any Delta Galil shares that the other party beneficially owns and proposes to sell to unaffiliated third parties.

     The term of the shareholders agreement will expire on the earlier to occur of: (i) the date on which Sara Lee holds less than 18% of the equity rights of Delta Galil and (ii) the transfer by Sara Lee of its shares to a competitor of Delta Galil, which is defined as an entity engaged in the United States, Israel or Western Europe in the manufacture of socks and underwear, including pantyhose and hosiery but excluding brassieres.

     In January 1998, Mr. Lautman purchased from Sara Lee ordinary shares representing 12.52% of Delta Galil's then outstanding shares.

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     In addition, the Lautman Group, Sara Lee Corporation and Sara Lee
     International Corporation are parties to a Letter Agreement with Wafra Investment Advisory Group, Inc. dated as of September 11, 2000.

     Pursuant to the Letter Agreement, which was entered into in connection with the acquisition by Delta Galil of Wundies Industries Inc., Mr. Lautman agreed to nominate a person designated by Wafra Acquisition Fund 11, L.P. and approved by Delta Galil, as one of the nominees that Mr. Lautman is entitled to nominate to the board of directors under the shareholders agreement described above. Each of the Lautman Group, Sara Lee Corporation and Sara Lee International Corporation agreed to vote in favor of such appointment. Wafra's nominee shall serve on Delta Galil's board of directors for a period of two years or as long as Wafra continues to hold at least 50% of the ordinary shares of Delta Galil it received in consideration for its sale of shares of Wundies Industries, Inc.

     Sara Lee International Corporation disclaims beneficial ownership of the securities owned by the Lautman Group and Wafra.

/(3)/ All calculations are based on 18,257,616 ordinary shares outstanding as of December 31, 2002.

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          February 13, 2003
                                          -----------------
                                                Date

                                         /s/ R. Henry Kleeman
                                         --------------------
                                              Signature

                         R. Henry Kleeman/Vice President and Assistant Secretary
                         -------------------------------------------------------
                                              Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7 for other parties for whom copies are to be sent.